United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

-- Form 10-K; ---  Form 20-F;  ---  Form 11-K; -✓-   Form 10-Q; ---  Form 10-D;

---  Form N-SAR; --- Form N-CSR

For Period Ended:  September 30, 2018

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:                IronClad Encryption Corporation

Former Name if Applicable:              Butte Highlands Mining Company

Address of Principal Executive Office:One Riverway, 777 South Post Oak Lane, Suite 1700

City, State and Zip Code:               Houston, Texas 77056

PART II – RULES 12b-25(b) and (c)

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-✓- (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form

N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due day; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IronClad Encryption Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three month period ended September 30, 2018 (the “Form 10-Q”) by the prescribed date without unreasonable effort or expense.  Since December 31, 2017, the Company has almost tripled, on a consolidated basis, the number of its employees (then released them in July 2018 after starting then ending work for a client), changed its fiscal year end to March 31, and prepared, audited and then filed its Form 10-KT for the transition three month period ended March 31, 2018.

Due to the significant changes in the business since the completion of the share exchange and the significant amount of time completing its first and second audited annual reports (as of and for periods ended December 31, 2017 and March 31, 2018), and significant time spent on-boarding and releasing new employees, developing the Company’s corporate infrastructure to manage the new employees and winding down its business with a client, Ironclad needs additional time to complete its reporting on the Form 10-Q for the second quarter of is new fiscal year.

The Company is therefore unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

         David G. Gullickson                 888                  362-7972 x710

    --------------------------------      -----------        ------------------------

                 (Name)                   (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant

was required to file such reports) been filed?  If the answer is no, identify report(s).                                    ✓ Yes  --- No

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 (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal

year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ✓ Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net losses to be reported for the three month period ended September 30, 2018 will be approximately $5,334,000.  Revenue is about $200,000.  The net losses disclosed here are similar to the rates of cost incurrence and losses incurred during those reported for the three month periods ended June 30, 2018, March 31, 2018, December 31, 2017 and September 30, 2017 except for net losses of approximately $2,140,000 recorded (though non-cash) on revaluations of derivative liabilities through September 30, 2018.

Generally, operating costs and losses in 2018 compared to 2017 relate to the Company’s change to actively implementing its business plans to develop and market its encryption software and related products.  Net losses for the three month period ended September 30, 2018 compared to the similar prior period in 2017 are modestly higher but in the aggregate are similar except as noted for the losses in the period ended September 30, 2018 related to the revaluations of the derivative liabilities.

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SIGNATURE

IronClad Encryption Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 November 9, 2018                         /s/ David G. Gullickson

----------------------    By: ------------------------------------

 Date                                    David G. Gullickson, Vice President of Finance and Principal Financial Officer